United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes  ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

Table Of Content

Press Release

Signatures

Press Release

Vale adjusts to the new global economic scenario
Rio de Janeiro, October 31, 2008 – Companhia Vale do Rio Doce (Vale) informs that it is taking steps to change its production plans in accordance to the new global economic outlook that emerged from the recent intensification of financial market stress and the adverse feedback loops between the financial system and the real economy.
One of its implications is a strong negative impact on the global steel industry, given the importance of steel for industrial production and construction. Hence, steel companies around the globe have been announcing significant production cuts, estimated at approximately 20% of the 2007 world’s production level, to be implemented immediately.
Since iron ore only application is in steelmaking, its demand was suddenly impacted by the steel output contraction. As a bulk product, with large-scale operations, iron ore demands mine-railroad-port-maritime shipping integration and does not allow significant inventory building in expectation of demand recovery, due to physical limitations.
The slowdown of global industrial production has also negatively impacted the demand for base metals, such as nickel and aluminum, already reflected in declining prices and rising inventories.
Thus, the new global environment demands adjustment in our production program for several products, with an ensuing deceleration in our operational activities. We strongly believe this decision, made at this point of time, will contribute to minimize risks of much larger future costs to our shareholders, employees and the communities where we operate.
In this context, Vale has decided to reduce its iron ore production by a volume equivalent to 30 million metric tons annually. This will be enforced through the shutdown of some mines, in the Southern and Southeastern Systems, in the state of Minas Gerais, Brazil, from Saturday, November 1, 2008, onwards. These are higher-cost iron ore mines with lower-quality output relatively to the average quality of Vale’s iron ores.
This aims to adapting our supply to global demand, avoiding unnecessary and costly inventory building. As a consequence of the stoppage, our employees will have collective vacations.
Two pellet plants, representing approximately 20% of our total nominal capacity, will be shutdown for maintenance for maintenance also from November 2008 onwards.
Our manganese ore and ferroalloy operations in Brazil will be paralyzed from December 2008 to January 2009. Our Dunkerque ferroalloy plant in France will be kept idled until April 2009, while the plant in Mo I Rana, Norway, will have its furnace maintenance extended until June 2009. These changes will imply into a production cut of 600,000 metric tons of manganese ore and 90,000 metric tons of ferroalloy.
In Indonesia, we are discontinuing the usage of higher-cost thermal power generation, which will lead to a reduction of nickel-in-matte output by 20%, amounting to approximately 17,000 metric tons. In addition, our utility nickel refinery in Dalian, China, will keep running at 35% of its nominal capacity.

Press Release

Vale has decided to shutdown the activities of one of its aluminum smelters, belonging to its wholly owned subsidiary, Valesul Aluminio S.A. (Valesul), in the state of Rio de Janeiro, Brazil. Valesul operates at relatively high costs, mainly due to the high prices of electricity, a key input for aluminum smelting. Valesul production will be limited to 40% of its nominal annual capacity of 95,000 metric tons, to comply with contractual obligations.
The slowdown of kaolin demand for paper coating leads us to cut production. Therefore, production of our subsidiary CADAM S.A., in the state of Amapá, Brazil, will be reduced by 30% of their nominal production capacity.
Given the confidence on the long-term fundamentals of the markets for minerals and metals, Vale will implement the capex budget for 2009 as announced on Thursday, October 16, 2008, that will imply into significant job creation in the future.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results.  All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: October 31, 2008	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations